Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 13, 2017

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Mokodean, Esq., Senior Counsel, Disclosure Review and Accounting Office

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) a response to comments given by telephone (the “Comments”) on November 9, 2017 by Angela Mokodean of the Commission (the “Staff”) regarding Amendment No. 5 (the “Amendment”) to the Fund’s Post-Effective Registration Statement on Form N-2 (the “Registration Statement”), as filed with the Commission on November 8, 2017.

Set forth below are the Fund’s responses to the Comments. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the unmarked copy of the Amendment. Defined terms used herein but not defined will have the meanings used in the Registration Statement. The revisions specified below shall be incorporated in the definitive Prospectus to be filed promptly after delivery of this response in accordance with Rule 497 under the Securities Act.

1.	Comment: In respect to Response 13 in the prior correspondence with the Staff dated November 7, 2017, you stated that the Fund uses the SharesPost Financial Corporation (“SPFC”) alternative trading systems (“ATS”) to connect with sellers of shares. To the extent securities of a potential portfolio company are available to the Fund for purchase with materially equivalent terms from more than one seller, one of whom has engaged SPFC as its broker-dealer, the Fund’s determination to purchase securities from the seller represented by SPFC could result in indirect compensation to SPFC by increasing the number of transactions SPFC can facilitate on the other side of the trade from the Fund. Please disclose any such conflict of interest.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

2.	Comment: In the following disclosure “[t]he Investment Adviser may recoup from the Fund fees previously reduced or expenses previously reimbursed by the Investment Adviser with respect to the Fund pursuant to the Expense Limitation Agreement if such reimbursement does not cause the Fund to exceed the current Expense Limitation…”, please revise so that reference to the Expense Limitation is modified as follows: “… if such reimbursement does

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November 13, 2017

not cause the Fund to exceed the lesser of the current Expense Limitation or the Expense Limitation in effect at the time of such reimbursement …”

Response: We have revised the Registration Statement in accordance with the Staff’s Comments. We have also revised the disclosure to clarify that it is the recoupment of fees that does not cause the fund to exceed the lesser of the current Expense Limitation or the Expense Limitation in effect at the time of such reimbursement.

3.	Comment: Please add the disclosure required pursuant to Item 19.3 of the Instructions.

Response: The number of Fund shares owned by trustees and officers as a group is less than one percent of the outstanding Class A shares. We have revised the Registration Statement to add such disclosure.

4.	Comment: Please clarify why disclosure pursuant to Items 22.1, 22.3, 22.4 and 22.5 were not included in the Registration Statement, and revise the disclosure to the extent required by the Instructions.

Response: Items 22.4 and 22.5 are not applicable to the Fund. With respect to Items 22.1 and 22.3, we have revised the Registration Statement in accordance with the Staff’s Comments.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf
Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)